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Exhibit 12.1

KODIAK OIL & GAS CORP.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

						Three Months Ended March 31, 2008
	Year ended December 31,
	2003	2004	2005	2006	2007
Earnings:
Net Annual Income / (Loss)	$(275,683)	$(1,062,100)	$(2,005,091)	$(2,786,040)	$(38,185,890)	$(2,632,036)
Add fixed charges / rent	$18,900	$29,236	$48,164	$62,738	$207,036	$78,737

Earnings as defined	$(256,783)	$(1,032,864)	$(1,956,927)	$(2,723,302)	$(37,978,854)	$(2,553,299)

Fixed Charges:
Estimated interest component of rent	$968	$1,561	$3,463	$5,621	$18,737	$5,244

Total Fixed charges	$968	$1,561	$3,463	$5,621	$18,737	$5,244

Ratio of Earnings to Fixed charges	(0.0038)	(0.0015)	(0.0018)	(0.0021)	(0.0005)	(0.0021)

Deficiency of Earnings to Cover Fixed Charges	$257,751	$1,034,425	$1,960,390	$2,728,923	$37,997,591	$2,558,543

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  Exhibit 12.1